

July 2, 2012

<u>Via E-mail</u>
Mr. Melvin W. Coles
President
HPC POS System, Corp.
6409 Lake Meadow Drive
Burke, VA 22015

> **Re: HPC POS System, Corp**
> **Form 10-K for Fiscal Year Ended September 30, 2011**
> **Filed February 8, 2012**
> **File No. 0-54380**

Dear Mr. Coles:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year September 30, 2011</u>

<u>Controls and Procedures</u>

<u>Management's Annual Report on Internal Control over Financial Reporting, page 20</u>

1.   Please refer to Item 308(a)(1-3) of Regulation S-K and revise your document to include a complete management report on the company's internal control over financial reporting. Your report must address and include all elements contemplated by Item 308, including identifying the framework used by management to evaluate the effectiveness of your internal controls over financial reporting and also a definitive assessment of whether or not these controls were "effective."

Mr. Melvin W. Coles
HPC POS System, Corp.
July 2, 2012
Page 2

Evaluation of Disclosure Controls and Procedures, page 21

2.   Please refer to Item 307 of Regulation S-K and revise your document to include a
        definitive statement of whether or not your disclosure controls and procedures were
        "effective."

Changes in Internal Control over Financial Reporting, page 21

3.   Please refer to Item 308(c) of Regulation S-K and revise your disclosure to address
        whether or not any change has occurred in your last fiscal quarter that has materially
        affected or is reasonably likely to materially affect your internal control over financial
        reporting. To the extent any such changes have occurred, please modify your disclosure
        to include a discussion of the specific changes.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

4.   Please obtain a revised audit opinion, which identifies the city and state of the office of
        your independent registered public accounting firm. Please amend your document to
        include the revised opinion.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

    ●   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

    ●   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief